Exhibit 99.6

Curaleaf Announces Closing of Offering
of Subordinate Voting Shares

WAKEFIELD, Mass., January 12, 2021 /CNW/ -- Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading U.S. provider of consumer products in cannabis, announced today the closing of its previously announced overnight marketed offering (the “Offering”) of subordinate voting shares of the Company.

The underwriters have exercised their over-allotment option in full, and as a result 18,975,000 subordinate voting shares of the Company were issued at a price of C$16.70 per share for total gross proceeds of C$316,882,500, before deducting the underwriters' fees and estimated offering expenses.

Canaccord Genuity Corp. acted as lead underwriter for the Offering on behalf of a syndicate of underwriters including Beacon Securities Limited, Cantor Fitzgerald Canada Corp., Cormark Securities Inc., Eight Capital and Haywood Securities Inc.

The Offering was conducted in each of the Provinces of Canada, other than Québec, pursuant to a prospectus supplement to the Company’s base shelf prospectus dated November 2, 2020 (the “Prospectus”) and elsewhere on a private placement basis.

Boris Jordan, Curaleaf Executive Chairman of the Board, commented, “Curaleaf’s successful closing of this C$316,882,500 capital raise represents the largest post-RTO offering by a multi-state operator in the industry and a major milestone in supporting the future growth of our business. Strong support from many of our existing shareholders as well as significant demand from new institutional investors led to the underwriters fully exercising their additional 15% over-allotment option. The closing of the offering follows Curaleaf’s recently completed agreement for a new $50 million revolving credit facility announced on January 11, 2021. These infusions of capital further strengthen Curaleaf's balance sheet at a crucial inflection point in the sector and significantly lower our average cost of capital, all while providing the Company enhanced flexibility to extend our leadership position in the exciting U.S. cannabis market.”

The Company intends to use the net proceeds of the Offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners acted as Financial Advisor in connection with the Offering.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The subordinate voting shares have not been and will not be registered under the U.S. Securities Act or any state securities laws. Accordingly, the Offered Securities may not be offered or sold within the United States or to or for the account or benefit of “U.S. persons” unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Curaleaf Holdings, Inc.

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. Curaleaf currently operates in 23 states with 96 dispensaries, 23 cultivation sites and over 30 processing sites, and employs over 3,000 team members across the United States. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information please visit www.curaleaf.com.

INVESTOR CONTACT

Curaleaf Holdings, Inc.

Dan Foley, VP, Finance and Investor Relations

IR@curaleaf.com

781-451-0145

MEDIA CONTACT

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

media@curaleaf.com

781-486-1037

FORWARD LOOKING STATEMENTS

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed September 25, 2020, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.